Exhibit 99.1

Avolon completes new $675 million 8 year debt facility

NYSE: AVOL

Dublin | April 23, 2015: Avolon (NYSE: AVOL), the international aircraft leasing company, today announces the completion of a new $675 million 8 year secured debt facility. The new facility will finance up to 21 aircraft at a margin of 1.65%. The facility is financed by six banks based in Europe and Asia-Pacific.

Highlights

•	New $675 million full recourse secured facility with proceeds to be used to finance upcoming deliveries in addition to refinancing existing facilities.

•	Additional financing is incremental to Avolon’s undrawn debt of $920 million at March 31, 2015.

•	Significant flexibility including an availability period of up to 15 months, blind capacity to finance up to three aircraft that have not been identified at the time of entering into the facility and substitution rights to facilitate aircraft trading activity.

•	8 year facility, at a margin of 1.65%, reflects the financial strength of Avolon and strong demand for the transaction.

•	Facility upsized from original RFP target of $500 million.

•	Mandated lead arrangers are: Bank of Ireland Corporate Banking, The Bank of Tokyo-Mitsubishi UFJ, Ltd., BNP Paribas, Commonwealth Bank of Australia (London Branch), HSBC Bank plc and Natixis SA.

Andy Cronin, Avolon CFO, commented:

“The closing of our single largest debt transaction, at a margin of 1.65%, is a milestone for the business and reflects the strength of our credit profile and strong demand from the bank market. This facility is consistent with our stated strategy of funding the business with low cost, long-term debt.”

“With this transaction we strengthen our existing banking relationships, add MUFG through The Bank of Tokyo-Mitsubishi UFJ, Ltd. to our lender group and complete our first transaction with Bank of Ireland Corporate Banking as a lead arranger in one of our debt facilities. The strength and depth of our banking relationships have been instrumental in our growth as we continue to diversify our sources of funds and finance our growing fleet.”

About Avolon

Headquartered in Ireland, with offices in the United States, Dubai, Singapore and China, Avolon provides aircraft leasing and lease management services. Avolon has an owned, managed and committed fleet of 251 aircraft serving 51 customers in 29 countries as of March 31, 2015. Avolon is listed on the New York Stock Exchange, under the ticker symbol AVOL.

Avolon

Note regarding Forward-Looking Statements

This document includes forward-looking statements, beliefs or opinions, including statements with respect to Avolon’s business and lessee relationships, and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control and all of which are based on our management’s current beliefs and expectations about future events. These risks, uncertainties and assumptions include, but are not limited to, the following: our ability to obtain funding and the cost of such funding; general economic and financial conditions; the financial condition of our lessees; our ability to enter into definitive contractual documentation in respect of commitments where we have entered into non-binding letters of intent; lessee defaults and attempts to repossess aircraft; our ability to successfully re-lease our existing aircraft and lease new aircraft; our ability to negotiate and enter into profitable leases; periods of aircraft oversupply during which lease rates and aircraft values decline; changes in the appraised value of our aircraft; competition from other aircraft lessors; and the limited number of aircraft and engine manufacturers. These and other important factors, including those discussed under “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 3, 2015, may cause our actual events or results to differ materially from any those expressed or implied by the forward-looking statements contained in this document. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this document unless required to do so by applicable law.

www.avolon.aero

For further information:

Jonathan Neilan	T: +353 1 663 3686	M: +353 86 231 4135	ir@avolon.com
Jennifer Peters	T: +353 1 663 3684	M: +353 87 178 7021	ir@avolon.com

Avolon